     Pursuant to Rule 101 of Regulation ST, this is a restatement of the
Schedule 13D filed on paper on July 24, 1995.

                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          LUTHER MEDICAL PRODUCTS, INC.
                       -----------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                        --------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   550553 3 09
                            -------------------------
                                 (CUSIP NUMBER)

                                   DAVID ROLLO
                               14332 CHAMBERS ROAD
                            TUSTIN, CALIFORNIA 92680
                            TELEPHONE:  (714) 544-3002
                  ---------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JULY 14, 1995
                        ---------------------------------
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with this statement. /x/

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 18 Pages

    1    NAME OF REPORTING PERSON  The "group"* consisting of Ronald B. Luther,
                                   Barbara C. Luther, Ray R. Thurston, and Amy
                                   Thurston (the "Reporting Group").
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  /x/
                                                                    (b)  / /
    3    SEC USE ONLY

    4    SOURCE OF FUNDS                                                  PF

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)                       / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION           United States citizen

          NUMBER OF      7      SOLE VOTING POWER                         N/A
           SHARES
        BENEFICIALLY     8      SHARED VOTING POWER                   530,847
        OWNED BY EACH
          REPORTING      9      SOLE DISPOSITIVE POWER                    N/A
         PERSON WITH
                         10     SHARED DISPOSITIVE POWER              530,847

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                        530,847**

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         / /

   13    PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                                        15.9%***

   14    TYPE OF REPORTING PERSON                                        OO

[FN]
* The Reporting Group is a "group" as defined under Section 13(d)(3) and Rule 13d-5 of the Act. The Reporting Group was formed on July 14, 1995.

** Includes 322,001 shares issuable upon the exercise of options and warrants held by members of the Reporting Group and exercisable within sixty days, which shares are deemed outstanding pursuant to Rule 13d-3(d) under the Act. Includes shares acquired by the Reporting Group through July 20, 1995.

*** Percentage calculation based on the total number of shares held by the Reporting Group (530,847) divided by the sum of (i) number of Issuer's common stock outstanding as of May 10, 1995 (3,014,208) plus (ii) the warrant/option shares described above (322,001).

                               Page 2 of 18 Pages

    1    NAME OF REPORTING PERSON                            Ronald B. Luther*

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  /x/
                                                                     (b)  / /
    3    SEC USE ONLY

    4    SOURCE OF FUNDS                                                  PF

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)                       / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION          United States citizen

        NUMBER OF                 7        SOLE VOTING POWER         426,511**
        SHARES
       BENEFICIALLY               8        SHARED VOTING POWER       33,336
      OWNED BY EACH
        REPORTING                 9        SOLE DISPOSITIVE POWER    426,511**
       PERSON WITH
                                 10        SHARED DISPOSITIVE POWER  33,336

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                       459,847

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                        / /

   13    PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                                          13.8%**

   14    TYPE OF REPORTING PERSON                                       IN

[FN]
* Ronald B. Luther is a member of a "group" as defined under Section 13(d)(3) and Rule 13d-5 of the Act (the "Reporting Group"), which was formed on July 14, 1995.

** Includes 134,367 outstanding shares and 292,144 shares issuable upon the exercise of warrants exercisable within 60 days and deemed outstanding pursuant to Rule 13d-3(d) under the Act.

*** Percentage calculation based on the total number of shares held by the Reporting Person (459,847) divided by 3,336,209 which is the sum of (i) the number of shares of Issuer's common stock outstanding as of May 10, 1995 (3,014,208) plus (ii) the shares issuable upon exercise of options and warrants beneficially owned by the Reporting Person (322,001).

                               Page 3 of 18 Pages

    1    NAME OF REPORTING PERSON                           Barbara C. Luther*

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  /x/
                                                                      (b)  / /
    3    SEC USE ONLY

    4    SOURCE OF FUNDS                                                    PF

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)                         / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION          United States citizen

            NUMBER OF      7            SOLE VOTING POWER         33,336**
             SHARES
          BENEFICIALLY     8            SHARED VOTING POWER       426,511
          OWNED BY EACH
            REPORTING      9            SOLE DISPOSITIVE POWER    33,336**
           PERSON WITH
                           10           SHARED DISPOSITIVE POWER  426,511

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                    459,847

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                  / /

    13   PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                                    13.8%**

    14   TYPE OF REPORTING PERSON                                 IN

[FN]
* Barbara Luther is the spouse of Ronald Luther and a member of a "group" as defined under Section 13(d)(3) and Rule 13d-5 of the Act (the "Reporting Group"), which was formed on July 14, 1995.

** Includes 3,479 outstanding shares and 29,857 shares issuable upon the exercise of options exercisable within sixty days and deemed outstanding pursuant to Rule 13d-3(d) under the Act.

*** Percentage calculation based on the total number of shares held by the Reporting Person (459,847) divided by 3,336,209 which is the sum of (i) the number of Issuer's common stock outstanding as of May 10, 1995 (3,014,208) plus (ii) the shares issuable upon exercise of options and warrants beneficially owned by the Reporting Person (322,001).

                               Page 4 of 18 Pages

    1    NAME OF REPORTING PERSON                           Ray R. Thurston*

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  /x/
                                                            (b)  / /
    3    SEC USE ONLY

    4    SOURCE OF FUNDS                                    PF

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)          / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION         United States citizen

            NUMBER OF          7            SOLE VOTING POWER         31,000
             SHARES
          BENEFICIALLY         8            SHARED VOTING POWER       40,000
          OWNED BY EACH
            REPORTING          9            SOLE DISPOSITIVE POWER    31,000
           PERSON WITH
                               10           SHARED DISPOSITIVE POWER  40,000

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                        71,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      / /

    13   PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                                        2.4%**

    14   TYPE OF REPORTING PERSON                                     IN

[FN]
* Ray R. Thurston is the spouse of Amy Thurston and a member of a "group" as defined under Section 13(d)(3) and Rule 13d-5 of the Act (the "Reporting Group"), which was formed on July 14, 1995.

** Percentage calculation based on the total number of shares held by the Reporting Person (71,000) divided by the number of Issuer's common stock eligible for listing on NASDAQ as of May 10, 1995 (3,014,208).

                               Page 5 of 18 Pages

    1    NAME OF REPORTING PERSON                                Amy Thurston*

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /x/
                                                                 (b)  / /
    3    SEC USE ONLY

    4    SOURCE OF FUNDS                                              PF

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)                    / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION             United States citizen

            NUMBER OF          7            SOLE VOTING POWER         40,000
             SHARES
          BENEFICIALLY         8            SHARED VOTING POWER       31,000
          OWNED BY EACH
            REPORTING          9            SOLE DISPOSITIVE POWER    40,000
           PERSON WITH
                              10            SHARED DISPOSITIVE POWER  31,000


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                        71,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      / /

    13   PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                                        2.4%**

    14   TYPE OF REPORTING PERSON                                     IN

[FN]
* Amy Thurston is the daughter of Ronald Luther and a member of a "group" as defined under Section 13(d)(3) and Rule 13d-5 of the Act (the "Reporting Group"), which was formed on July 14, 1995.

** Percentage calculation based on the total number of shares held by the Reporting Person (71,000) divided by the number of Issuer's common stock eligible for listing on NASDAQ as of May 10, 1995 (3,014,208).

                               Page 6 of 18 Pages

    The Reporting Group, consisting of Ronald B. Luther, Barbara Luther, Ray R.

Thurston, and Amy Thurston, hereby files its Schedule 13D with the Securities and Exchange Commission with respect to the common stock ("Common Stock") of

Luther Medical Products, Inc. ("Luther" or the "Issuer").

Item 1.  Security and Issuer.
------   -------------------

    This Schedule 13D filing relates to the Common Stock of Luther Medical

Products, Inc., with principal executive offices at 14332 Chambers Road,

Tustin, CA 92680.


Item 2.  Identity and Background.
------   -----------------------

(1) Ronald B. Luther.
    ----------------

    (a)  Name of Person Filing:  Ronald B. Luther

    (b)  Address of Principal Business Office:

         Luther Medical Products, Inc.
         14332 Chambers Road
         Tustin, CA 92680

    (c)  Principal Business:

         Medical Products.

    (d)  Criminal Proceedings:

          During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

    (e)  Civil Proceedings:

         During the last five years, the Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 7 of 18 Pages

    (f)  Citizenship:

         United States of America.

(2) Barbara C. Luther.
    -----------------

    (a)  Name of Person Filing:  Barbara C. Luther

    (b)  Address of Principal Business Office:

         Luther Medical Products, Inc.
         14332 Chambers Road
         Tustin, CA  92680

    (c)  Principal Business:

         Medical Products.

    (d)  Criminal Proceedings:

         During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

    (e)  Civil Proceedings:

         During the last five years, the Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Citizenship:

         United States of America.

(3) Ray R. Thurston.
    ---------------

    (a)  Name of Person Filing:  Ray R. Thurston

    (b)  Address of Residence:

         1200 Queens Road
         P.O. Box 8549
         Jackson, WY 83001

                               Page 8 of 18 Pages

    (c)  Principal Business:

         Parcel Delivery.

    (d)  Criminal Proceedings:

         During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

    (e)  Civil Proceedings:

         During the last five years, the Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Citizenship:

         United States of America.

(4) Amy Thurston.
    ------------

    (a)  Name of Person Filing:  Amy Thurston

    (b)  Address of Residence:

         1200 Queens Road
         P. O. Box 8549
         Jackson, WY 83001

    (c)  Principal Occupation:

         Housewife.

    (d)  Criminal Proceedings:

         During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

    (e)  Civil Proceedings:

         During the last five years, the Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of

                               Page 9 of 18 Pages
         which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Citizenship:

         United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

    The source and amount of funds or other consideration used by each member of the reporting Group to acquire the securities owned by such member are set forth below:

                                            Amount of
                       Securities Held    Consideration
           Name          of Record             Used            Source
           ----          ---------             ----            ------
(1)  Ronald B. Luther    426,511             $10,0001      Personal Funds

(2)  Barbara C. Luther    33,336                N/A2            N/A2

(3)  Ray R. Thurston      31,000             $86,187.50    Personal Funds

(4)  Amy Thurston         40,000                N/A3            N/A3

     TOTAL               530,847             $96,187.50

__________

(1) Amount relates to outstanding shares only and is approximate. All warrants were granted by Issuer for employment and incentive consideration.

(2) Outstanding shares were acquired as a gift from Ronald B. Luther, the Reporting Person's spouse. All options were granted by Issuer for employment and incentive consideration.

(3) These shares were acquired as a gift from Ronald B. Luther, the Reporting Person's father.

    Additional shares of Common Stock of the Issuer to be acquired by the

Reporting Group will be purchased in the open market or pursuant to private transactions in each case using the personal funds of the Reporting Group member making the purchase.

Item 4.  Purpose of the Transaction.
------   --------------------------

    The shares of Common Stock and other securities of the Issuer purchased by members of the Reporting Group prior to July 14, 1995, were acquired for investment purposes.  The Reporting Group was formed by oral agreement or arrangement on July 14, 1995.  The purpose of (a) the formation of the

Reporting Group, (b) the purchase by Ray R. Thurston of shares of Common Stock

                               Page 10 of 18 Pages
of the Issuer on July 17-21, 1995, and thereafter and (c) purchases after the date hereof by members of the Reporting Group is to enable the Reporting Group to acquire a significant equity position in the Issuer and thereby to assert control or otherwise influence the management and policies of the Issuer.  The

Reporting Group has not formulated any specific plan or proposal in this regard and, as indicated below, there can be no assurance that any such plan or proposal will be developed or as to the terms or the timing of any such plan or proposal.  Any such plan or proposal that may be formulated will likely involve seeking and/or increasing representation on the Board of Directors of the

Issuer.  The Reporting Group presently intends to purchase in open market or privately negotiated transactions additional shares of Common Stock.  In addition, depending upon the plan or proposal ultimately formulated, one or more members of the Reporting Group may determine to dispose of all or a portion of its shares of Common Stock or to disassociate from the Reporting

Group, although no member has the current intention to do so.

    Other than as indicated above, neither the Reporting Group nor any member thereof has any present plans or proposals which relate to or would result in any of the following (although the Reporting Group and its members reserve the right to develop such plans or proposals):  (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the

Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Issuer; (iv) any other material change in the Issuer's business or corporate structure; (v) changes in the Issuer's charter or bylaws or other actions which may impede the acquisi-

tion of control of the Issuer by any person; (vi) causing a class of securities of the Issuer to be delisted from a national securities exchange; (vii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (viii) any actions similar to any of those enumerated above.

                                Page 11 of 18 Pages

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

    (a)  The Reporting Group members as at July 20, 1995 beneficially owned an aggregate of 530,847 shares, or approximately 15.9%, of Issuer Common

         Stock.  The 15.9% calculation is based on the total number of shares held by the Reporting Group (530,847) divided by 3,336,209, which is the sum of (i) the number of shares of Issuer Common Stock outstanding as of May 10, 1995 (3,014,208) plus (ii) the number of shares deemed outstanding pursuant to Rule 13d-3(d) under the Act (322,001).


    (b)  For each member of the Reporting Group, the following powers over the

         Luther Common Stock apply:

         (1) Ronald B. Luther
             ----------------

             Sole Voting Power              426,511 shares

             Shared Voting Power             33,336 shares

             Sole Dispositive Power         426,511 shares

             Shared Dispositive Power        33,336 shares

         (2) Barbara C. Luther
             -----------------

             Sole Voting Power               33,336 shares

             Shared Voting Power            426,511 shares

             Sole Dispositive Power          33,336 shares

             Shared Dispositive Power       426,511 shares

         (3) Ray R. Thurston
             ---------------

             Sole Voting Power               31,000 shares

             Shared Voting Power             40,000 shares

             Sole Dispositive Power          31,000 shares

             Shared Dispositive Power        40,000 shares

                               Page 12 of 18 Pages

         (4) Amy Thurston
             ------------

             Sole Voting Power               40,000 shares

             Shared Voting Power             31,000 shares

             Sole Dispositive Power          40,000 shares

             Shared Dispositive Power        31,000 shares

    (c)  Transactions Within Prior 60 Days:

         (1) Identity of Reporting Person:  Ray R. Thurston
             ----------------------------

                         Number of
           Date of        Common                 Nature of     Parties to
         Transaction      Shares      Price*    Transaction    Transaction
         -----------      ------      -----     -----------    -----------
           7/17/95         2,000      $2.50      Purchase      Open Market

           7/19/95        19,500      $2.75      Purchase      Open Market

           7/20/95         7,500      2.875      Purchase      Open Market

           7/20/95         2,000      3.00       Purchase      Open Market
                          ------

            TOTAL         31,000

         --------

         *  Excludes brokerage commissions.

    Each of the transactions described above was effected on the Nasdaq

National Market.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------

         to Securities of the Issuer.
         ---------------------------

    The Reporting Group and each member thereof has an oral understanding or arrangement to acquire additional shares of Common Stock of the Issuer as more fully disclosed in Item 4 above.

    Ronald Luther has the following contracts with respect to 292,144 shares of

Common Stock of the Issuer (Common Stock):  warrants to purchase 100,000 shares at an initial exercise price of $4.69 per share, all presently exercisable,

initially expiring on June 14, 1995, the renewal of which and current expiration date and exercise price for which are currently subject to dispute;

warrants to purchase 21,429 shares at an exercise price of $3.50 per share,

exercisable from and after January 26, 1991, expiring on January 26, 1996;

warrants to purchase 14,286 shares at an exercise price of $3.50 per share, all presently exercisable, expiring on January 18, 1996; warrants to purchase

70,000 shares

                               Page 13 of 18 Pages
at an exercise price of $3.75 per share, exercisable from and after March 24,

1992, expiring on March 24, 1997; warrants to purchase 15,000 shares at an exercise price of $3.50 per share, all presently exercisable, expiring April

23, 1998; warrants to purchase 7,143 shares at an exercise price of $3.50 per share, all presently exercisable, expiring on June 24, 1998; warrants to purchase 4,286 shares at an exercise price of $3.25 per share, all presently exercisable, expiring on April 22, 1999; and warrants to purchase 100,000 shares at an exercise price of $2.63 per share, expiring at various dates from

November 19, 1998 to November 19, 2002, of which 60,000 warrants are exercisable as of, or within 60 days of, the date hereof.

    Barbara C. Luther has the following contracts with respect to 29,857 shares of Common Stock of the Issuer:  options to purchase 2,143 shares at an exercise price of $2.63 per share, all presently exercisable, expiring on January 18,

1996; options to purchase 1,500 shares at an exercise price of $4.25 per share,

all presently exercisable, expiring on November 15, 1996; options to purchase

1,000 shares at an exercise price of $4.25 per share, all presently exercisable, expiring on November 13, 1997; options to purchase 8,500 shares at an exercise price of $3.07 per share, all presently exercisable, expiring on

April 23, 1998; options to purchase 2,143 shares at an exercise price of $3.25 per share, all presently exercisable, expiring on April 22, 1999; options to purchase 6,000 shares at an exercise price of $2.82 per share, all presently exercisable, expiring on July 22, 1999; and options to purchase 8,571 shares at an exercise price of $3.19 per share, all presently exercisable, expiring on

January 27, 2000.

Item 7.  Material to Be Filed as Exhibits.
------   --------------------------------

    None.

                               Page 14 of 18 Pages

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated as of July 24, 1995.



                         By     /s/ Ronald B. Luther
                             --------------------------------------------
                                            Ronald B. Luther

                               Page 15 of 18 Pages

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated as of July 24, 1995.



                         By   /s/ Barbara C. Luther
                            -------------------------------------------------
                                           Barbara C. Luther

                               Page 16 of 18 Pages

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated as of July 24, 1995.



                         By   /s/ Ray R. Thurston
                            -------------------------------------------------
                                            Ray R. Thurston

                               Page 17 of 18 Pages

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated as of July 24, 1995.



                         By   /s/ Amy Thurston
                            --------------------------------------------
                                            Amy Thurston

                               Page 18 of 18 Pages

                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 Amendment No. 1

                          LUTHER MEDICAL PRODUCTS, INC.
                       -----------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                        --------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   550553 3 09
                            -------------------------
                                 (CUSIP NUMBER)

                                   DAVID ROLLO
                               14332 CHAMBERS ROAD
                            TUSTIN, CALIFORNIA 92680
                            TELEPHONE:  (714) 544-3002
                  ---------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                SEPTEMBER 6, 1995
                        ---------------------------------
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with this statement. / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 19 Pages

    1    NAME OF REPORTING PERSON  The "group"* consisting of Ronald B. Luther,
                                   Barbara C. Luther, Ray R. Thurston, and Amy
                                   Thurston (the "Reporting Group").
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  /x/
                                                                    (b)  / /
    3    SEC USE ONLY

    4    SOURCE OF FUNDS                                                  PF

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)                       / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION           United States citizen

          NUMBER OF      7      SOLE VOTING POWER                         N/A
           SHARES
        BENEFICIALLY     8      SHARED VOTING POWER                   597,947
        OWNED BY EACH
          REPORTING      9      SOLE DISPOSITIVE POWER                    N/A
         PERSON WITH
                         10     SHARED DISPOSITIVE POWER              597,947

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                        597,947**

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         / /

   13    PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                                        17.9%***

   14    TYPE OF REPORTING PERSON                                        OO

[FN]

* The Reporting Group is a "group" as defined under Section 13(d)(3) and Rule 13d-5 of the Act. The Reporting Group was formed on July 14, 1995.

** Includes 322,001 shares issuable upon the exercise of options and warrants held by members of the Reporting Group and exercisable within sixty days, which shares are deemed outstanding pursuant to Rule 13d-3(d) under the Act. Includes shares acquired by the Reporting Group through September 6, 1995.

*** Percentage calculation based on the total number of shares held by the Reporting Group (597,947) divided by the sum of (i) number of Issuer's common stock outstanding as of May 10, 1995 (3,014,208) plus (ii) the warrant/option shares described above (322,001).

                               Page 2 of 19 Pages

    1    NAME OF REPORTING PERSON                            Ronald B. Luther*

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  /x/
                                                                     (b)  / /
    3    SEC USE ONLY

    4    SOURCE OF FUNDS                                                  PF

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)                       / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION          United States citizen

        NUMBER OF                 7        SOLE VOTING POWER         426,511**
        SHARES
       BENEFICIALLY               8        SHARED VOTING POWER       33,336
      OWNED BY EACH
        REPORTING                 9        SOLE DISPOSITIVE POWER    426,511**
       PERSON WITH
                                 10        SHARED DISPOSITIVE POWER  33,336

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                       459,847

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                        / /

   13    PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                                          13.8%**

   14    TYPE OF REPORTING PERSON                                       IN

[FN]

* Ronald B. Luther is a member of a "group" as defined under Section 13(d)(3) and Rule 13d-5 of the Act (the "Reporting Group"), which was formed on July 14, 1995.

** Includes 134,367 outstanding shares and 292,144 shares issuable upon the exercise of warrants exercisable within 60 days and deemed outstanding pursuant to Rule 13d-3(d) under the Act.

*** Percentage calculation based on the total number of shares held by the Reporting Person (459,847) divided by 3,336,209 which is the sum of (i) the number of shares of Issuer's common stock outstanding as of May 10, 1995 (3,014,208) plus (ii) the shares issuable upon exercise of options and warrants beneficially owned by the Reporting Person (322,001).

                               Page 3 of 19 Pages

    1    NAME OF REPORTING PERSON                           Barbara C. Luther*

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  /x/
                                                                      (b)  / /
    3    SEC USE ONLY

    4    SOURCE OF FUNDS                                                    PF

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)                         / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION          United States citizen

            NUMBER OF      7            SOLE VOTING POWER         33,336**
             SHARES
          BENEFICIALLY     8            SHARED VOTING POWER       426,511
          OWNED BY EACH
            REPORTING      9            SOLE DISPOSITIVE POWER    33,336**
           PERSON WITH
                           10           SHARED DISPOSITIVE POWER  426,511

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                    459,847

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                  / /

    13   PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                                    13.8%**

    14   TYPE OF REPORTING PERSON                                 IN

[FN]

* Barbara Luther is the spouse of Ronald Luther and a member of a "group" as defined under Section 13(d)(3) and Rule 13d-5 of the Act (the "Reporting Group"), which was formed on July 14, 1995.

** Includes 3,479 outstanding shares and 29,857 shares issuable upon the exercise of options exercisable within sixty days and deemed outstanding pursuant to Rule 13d-3(d) under the Act.

*** Percentage calculation based on the total number of shares held by the Reporting Person (459,847) divided by 3,336,209 which is the sum of (i) the number of Issuer's common stock outstanding as of May 10, 1995 (3,014,208) plus (ii) the shares issuable upon exercise of options and warrants beneficially owned by the Reporting Person (322,001).

                               Page 4 of 19 Pages

    1    NAME OF REPORTING PERSON                           Ray R. Thurston*

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  /x/
                                                            (b)  / /
    3    SEC USE ONLY

    4    SOURCE OF FUNDS                                    PF

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)          / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION         United States citizen

            NUMBER OF          7            SOLE VOTING POWER         98,100
             SHARES
          BENEFICIALLY         8            SHARED VOTING POWER       40,000
          OWNED BY EACH
            REPORTING          9            SOLE DISPOSITIVE POWER    98,100
           PERSON WITH
                               10           SHARED DISPOSITIVE POWER  40,000

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                       138,100

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      / /

    13   PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                                      4.58%**

    14   TYPE OF REPORTING PERSON                                     IN

[FN]

* Ray R. Thurston is the spouse of Amy Thurston and a member of a "group" as defined under Section 13(d)(3) and Rule 13d-5 of the Act (the "Reporting Group"), which was formed on July 14, 1995.

** Percentage calculation based on the total number of shares held by the Reporting Person (138,100) divided by the number of Issuer's common stock eligible for listing on NASDAQ as of May 10, 1995 (3,014,208).

                               Page 5 of 19 Pages

    1    NAME OF REPORTING PERSON                                Amy Thurston*

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /x/
                                                                 (b)  / /
    3    SEC USE ONLY

    4    SOURCE OF FUNDS                                              PF

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)                    / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION             United States citizen

            NUMBER OF          7            SOLE VOTING POWER         40,000
             SHARES
          BENEFICIALLY         8            SHARED VOTING POWER       98,100
          OWNED BY EACH
            REPORTING          9            SOLE DISPOSITIVE POWER    40,000
           PERSON WITH
                              10            SHARED DISPOSITIVE POWER  98,100


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                       138,100

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      / /

    13   PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                                        4.58%**

    14   TYPE OF REPORTING PERSON                                     IN

[FN]

* Amy Thurston is the daughter of Ronald Luther and a member of a "group" as defined under Section 13(d)(3) and Rule 13d-5 of the Act (the "Reporting Group"), which was formed on July 14, 1995.

** Percentage calculation based on the total number of shares held by the Reporting Person (138,100) divided by the number of Issuer's common stock eligible for listing on NASDAQ as of May 10, 1995 (3,014,208).

                               Page 6 of 19 Pages

    The Reporting Group, consisting of Ronald B. Luther, Barbara Luther, Ray R.

Thurston, and Amy Thurston, hereby files its Schedule 13D with the Securities and Exchange Commission with respect to the common stock ("Common Stock") of

Luther Medical Products, Inc. ("Luther" or the "Issuer").  This Schedule 13D

amends and restates the Schedule 13D filed by the Reporting Group on July 24,

1995, to reflect the acquisition by the Reporting Group of 67,100 additional shares of Common Stock since the amounts reported in the preceding Schedule

13D filing.

Item 1.  Security and Issuer.
------   -------------------

    This Schedule 13D filing relates to the Common Stock of Luther Medical

Products, Inc., with principal executive offices at 14332 Chambers Road,

Tustin, CA 92680.

Item 2.  Identity and Background.
------   -----------------------

(1) Ronald B. Luther.
    ----------------

    (a)  Name of Person Filing:  Ronald B. Luther

    (b)  Address of Principal Business Office:

         Luther Medical Products, Inc.
         14332 Chambers Road
         Tustin, CA 92680

    (c)  Principal Business:

         Medical Products.

    (d)  Criminal Proceedings:

          During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

    (e)  Civil Proceedings:

         During the last five years, the Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 7 of 19 Pages

    (f)  Citizenship:

         United States of America.

(2) Barbara C. Luther.
    -----------------

    (a)  Name of Person Filing:  Barbara C. Luther

    (b)  Address of Principal Business Office:

         Luther Medical Products, Inc.
         14332 Chambers Road
         Tustin, CA  92680

    (c)  Principal Business:

         Medical Products.

    (d)  Criminal Proceedings:

         During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

    (e)  Civil Proceedings:

         During the last five years, the Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Citizenship:

         United States of America.

(3) Ray R. Thurston.
    ---------------

    (a)  Name of Person Filing:  Ray R. Thurston

    (b)  Address of Residence:

         1200 Queens Road
         P.O. Box 8549
         Jackson, WY 83001

                               Page 8 of 19 Pages

    (c)  Principal Business:

         Parcel Delivery.

    (d)  Criminal Proceedings:

         During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

    (e)  Civil Proceedings:

         During the last five years, the Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Citizenship:

         United States of America.

(4) Amy Thurston.
    ------------

    (a)  Name of Person Filing:  Amy Thurston

    (b)  Address of Residence:

         1200 Queens Road
         P. O. Box 8549
         Jackson, WY 83001

    (c)  Principal Occupation:

         Housewife.

    (d)  Criminal Proceedings:

         During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

    (e)  Civil Proceedings:

         During the last five years, the Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of

                               Page 9 of 19 Pages
         which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Citizenship:

         United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

    The source and amount of funds or other consideration used by each member of the reporting Group to acquire the securities owned by such member are set forth below:

                                            Amount of
                       Securities Held    Consideration
           Name          of Record             Used            Source
           ----          ---------             ----            ------
(1)  Ronald B. Luther    426,511             $ 10,0001     Personal Funds

(2)  Barbara C. Luther    33,336                N/A2            N/A2

(3)  Ray R. Thurston      98,100             $279,728.13   Personal Funds

(4)  Amy Thurston         40,000                N/A3            N/A3

     TOTAL               597,947             $289,728.13

__________

(1) Amount relates to outstanding shares only and is approximate. All warrants were granted by Issuer for employment and incentive consideration.

(2) Outstanding shares were acquired as a gift from Ronald B. Luther, the Reporting Person's spouse. All options were granted by Issuer for employment and incentive consideration.

(3) These shares were acquired as a gift from Ronald B. Luther, the Reporting Person's father.

    Additional shares of Common Stock of the Issuer to be acquired by the

Reporting Group will be purchased in the open market or pursuant to private transactions in each case using the personal funds of the Reporting Group member making the purchase.

Item 4.  Purpose of the Transaction.
------   --------------------------

    The shares of Common Stock and other securities of the Issuer purchased by members of the Reporting Group prior to July 14, 1995, were acquired for investment purposes.  The Reporting Group was formed by oral agreement or arrangement on July 14, 1995.  The purpose of (a) the formation of the

Reporting Group, (b) the purchase by Ray R. Thurston of shares of Common Stock

                               Page 10 of 19 Pages
of the Issuer from July 17 through September 6, 1995, and thereafter and (c)

purchases after the date hereof by members of the Reporting Group is to enable the Reporting Group to acquire a significant equity position in the

Issuer and thereby to assert control or otherwise influence the management and policies of the Issuer.  The Reporting Group has not formulated any specific plan or proposal in this regard and, as indicated below, there can be no assurance that any such plan or proposal will be developed or as to the terms or the timing of any such plan or proposal.  Any such plan or proposal that may be formulated will likely involve seeking and/or increasing representation on the Board of Directors of the Issuer.  The Reporting Group

presently intends to purchase in open market or privately negotiated transactions additional shares of Common Stock.  In addition, depending upon the plan or proposal ultimately formulated, one or more members of the

Reporting Group may determine to dispose of all or a portion of its shares of

Common Stock or to disassociate from the Reporting Group, although no member has the current intention to do so.

    Other than as indicated above, neither the Reporting Group nor any member thereof has any present plans or proposals which relate to or would result in any of the following (although the Reporting Group and its members reserve the right to develop such plans or proposals):  (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation,

involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii)

any material change in the present capitalization or dividend policy of the

Issuer; (iv) any other material change in the Issuer's business or corporate structure; (v) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (vi)

causing a class of securities of the Issuer to be delisted from a national securities exchange; (vii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section

12(g)(4) of the Act; or (viii) any actions similar to any of those enumerated above.

                                Page 11 of 19 Pages

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

    (a)  The Reporting Group members as at September 6, 1995 beneficially owned an aggregate of 597,947 shares, or approximately 17.9%, of

         Issuer Common Stock.  The 17.9% calculation is based on the total number of shares held by the Reporting Group (597,947) divided by

         3,336,209, which is the sum of (i) the number of shares of Issuer

         Common Stock outstanding as of May 10, 1995 (3,014,208) plus (ii)

         the number of shares deemed outstanding pursuant to Rule 13d-3(d)

         under the Act (322,001).

    (b)  For each member of the Reporting Group, the following powers over the

         Luther Common Stock apply:

         (1) Ronald B. Luther
             ----------------

             Sole Voting Power              426,511 shares

             Shared Voting Power             33,336 shares

             Sole Dispositive Power         426,511 shares

             Shared Dispositive Power        33,336 shares

         (2) Barbara C. Luther
             -----------------

             Sole Voting Power               33,336 shares

             Shared Voting Power            426,511 shares

             Sole Dispositive Power          33,336 shares

             Shared Dispositive Power       426,511 shares

         (3) Ray R. Thurston
             ---------------

             Sole Voting Power               98,100 shares

             Shared Voting Power             40,000 shares

             Sole Dispositive Power          98,100 shares

             Shared Dispositive Power        40,000 shares

                               Page 12 of 19 Pages

         (4) Amy Thurston
             ------------

             Sole Voting Power               40,000 shares

             Shared Voting Power             98,100 shares

             Sole Dispositive Power          40,000 shares

             Shared Dispositive Power        98,100 shares

    (c)  Transactions Within Prior 60 Days:

         (1) Identity of Reporting Person:  Ray R. Thurston
             ----------------------------

                         Number of
           Date of        Common                 Nature of     Parties to
         Transaction      Shares      Price*    Transaction    Transaction
         -----------      ------      -----     -----------    -----------
           7/17/95         2,000      $2.50      Purchase      Open Market

           7/19/95        19,500      $2.75      Purchase      Open Market

           7/20/95         7,500      2.875      Purchase      Open Market

           7/20/95         2,000      3.00       Purchase      Open Market

           7/25/95         8,500      2.875      Purchase      Open Market

           7/28/95        15,500      2.908      Purchase      Open Market

           7/28/95           500      2.875      Purchase      Open Market

           8/09/95         1,000      2.75       Purchase      Open Market

           8/11/95         1,000      2.875      Purchase      Open Market

           8/11/95         1,000      2.75       Purchase      Open Market

           8/14/95         4,000      2.875      Purchase      Open Market

           8/15/95         1,100      2.875      Purchase      Open Market

           8/21/95         1,600      2.875      Purchase      Open Market

           8/22/95         9,000      2.875      Purchase      Open Market

           8/22/95         4,600      2.875      Purchase      Open Market

           8/28/95         4,300      2.9375     Purchase      Open Market

           8/30/95         5,000      2.875      Purchase      Open Market

           9/05/95         9,000      2.875      Purchase      Open Market

           9/06/95         1,000      3.00       Purchase      Open Market
                          ------

            TOTAL         98,100

         --------

         *  Excludes brokerage commissions.

                               Page 13 of 19 Pages

    Each of the transactions described above was effected on the Nasdaq

National Market.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------

         to Securities of the Issuer.
         ---------------------------

    The Reporting Group and each member thereof has an oral understanding or arrangement to acquire additional shares of Common Stock of the Issuer as more fully disclosed in Item 4 above.

    Ronald Luther has the following contracts with respect to 292,144 shares of

Common Stock of the Issuer (Common Stock):  warrants to purchase 100,000 shares at an initial exercise price of $4.69 per share, all presently exercisable,

initially expiring on June 14, 1995, the renewal of which and current expiration date and exercise price for which are currently subject to dispute;

warrants to purchase 21,429 shares at an exercise price of $3.50 per share,

exercisable from and after January 26, 1991, expiring on January 26, 1996;

warrants to purchase 14,286 shares at an exercise price of $3.50 per share, all presently exercisable, expiring on January 18, 1996; warrants to purchase

70,000 shares at an exercise price of $3.75 per share, exercisable from and after March 24, 1992, expiring on March 24, 1997; warrants to purchase 15,000 shares at an exercise price of $3.50 per share, all presently exercisable,

expiring April 23, 1998; warrants to purchase 7,143 shares at an exercise price of $3.50 per share, all presently exercisable, expiring on June 24,

1998; warrants to purchase 4,286 shares at an exercise price of $3.25 per share, all presently exercisable, expiring on April 22, 1999; and warrants to purchase 100,000 shares at an exercise price of $2.63 per share, expiring at various dates from November 19, 1998 to November 19, 2002, of which 60,000 warrants are exercisable as of, or within 60 days of, the date hereof.

    Barbara C. Luther has the following contracts with respect to 29,857 shares of Common Stock of the Issuer:  options to purchase 2,143 shares at an exercise price of $2.63 per share, all presently exercisable, expiring on January 18,

1996; options to purchase 1,500 shares at an exercise price of $4.25 per share,

all presently exercisable, expiring on November 15, 1996; options to purchase

1,000 shares at an exercise price of $4.25 per share, all presently

                               Page 14 of 19 Pages
exercisable, expiring on November 13, 1997; options to purchase 8,500 shares at an exercise price of $3.07 per share, all presently exercisable, expiring on

April 23, 1998; options to purchase 2,143 shares at an exercise price of $3.25 per share, all presently exercisable, expiring on April 22, 1999; options to purchase 6,000 shares at an exercise price of $2.82 per share, all presently exercisable, expiring on July 22, 1999; and options to purchase 8,571 shares at an exercise price of $3.19 per share, all presently exercisable, expiring on

January 27, 2000.

Item 7.  Material to Be Filed as Exhibits.
------   --------------------------------

    None.

                               Page 15 of 19 Pages

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated as of September 6, 1995.



                         By     /s/ Ronald B. Luther
                             --------------------------------------------
                                            Ronald B. Luther

                               Page 16 of 19 Pages

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated as of September 6, 1995.



                         By   /s/ Barbara C. Luther
                            -------------------------------------------------
                                           Barbara C. Luther

                               Page 17 of 19 Pages

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated as of September 6, 1995.



                         By   /s/ Ray R. Thurston
                            -------------------------------------------------
                                            Ray R. Thurston

                               Page 18 of 19 Pages

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated as of September 6, 1995.



                         By   /s/ Amy Thurston
                            --------------------------------------------
                                            Amy Thurston

                               Page 19 of 19 Pages